ECOLAND INTERNATIONAL, INC.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423

October 2, 2007

Mr. Kevin Stertzel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ecoland International, Inc., Registration Statement on Form SB-2, Amendment No. 4, Filed September 10, 2007; File No. 333-140396

Dear Mr. Stertzel:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated September 18, 2007 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter. Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1. Please continue to monitor the financial statement updating requirements of Rule 3-10(g) of Regulation S-B and provide updated audited financial statements with your next amendment if required.

Response: The Company has reviewed the requirements of Rule 3-10(g) of Regulation S-B, and has provided updated audited financial statements with our most current amendment, as required.

2. Please provide an updated consent with your next amendment.

Response: The Company has provided the Commission with an updated consent (attached hereto) to be included with our next amendment.

Bat Guano Harvesting, Sterilization and Packaging, page 12

3. We note your response to our prior comment number four. Please expand your disclosure to clarify if you own the stockpile of guano you refer to. If true, please explain why you have no cost basis in the stockpile.

Response: The Company has expanded its disclosure so as to more clearly state that the Company owns the “stockpile” of guano. The Company’s guano has a value of zero on the Company’s books due to several reasons: a) the actual amount of guano is relatively insignificant. The term “stockpile” leads the reader to assume that the Company owns a large and significant quantity of guano. This, however, is not an accurate description. The Company owns an insignificant amount of guano. Therefore, the term “stockpile” has been replaced by different terms, which more accurately describe the Company’s small amount of guano; b) the market value of the Company’s guano is insignificant. Due to the limited quantity of guano, the market value of the inventory is immaterial to the financial statements. Due to this immateriality, for ease in record keeping, and in order to eliminate the necessity of an auditor-performed inventory observation, the Company has elected not to capitalize the Guano inventory; c) the guano has been valued at the lower of cost-or market. Due to the fact that small quantities of bat guano have little or no market value, the Company has elected to take the more conservative approach and value the inventory at zero.

Executive Compensation, page 30

4. Revise your presentation to comply with the new disclosure requirements applying to issuers filing financial statements for December 31, 2006 or later. See Item 401 of Regulation S-B and Securities Act Release No. 33-8732A (September 8, 2006).

Response: The Company has revised its presentation in accordance with Item 401 of Regulation S-B and Securities Act Release No. 33-8732A.

Note 3 - Common Stock, page F-10

5. We note your response to our comment number nine. On page one of your document you state that on May 15, 2005, Mr. Wallace agreed to transfer all of his ownership interest in Guano Distributors (PTY) Ltd. to Guano Distributors, Inc. at a later date at which time Guano Distributors (PTY) Ltd. became a wholly-owned subsidiary of Guano Distributors, Inc. Please tell us what consideration was given to Mr. Wallace in exchange for his transfer of ownership.

Response: As consideration for his transferring ownership of Guano Distributors (PTY) Ltd. to Guano Distributors, Inc., Mr. Wallace received 20 million shares of the Company’s common stock, valued at $20,000.

6. In addition, in response to our prior comment number nine, you state that Mr. Wallace was owed $20,000 for the services he performed in forming Guano Distributors (PTY) Ltd. We note that this entity was formed on April 15, 2005 and agreed to be transferred to Guano Distributors Inc. on May 15, 2005. Please explain why this amount is being reflected as an expense in fiscal year ended May 31, 2006.

Response: The services performed by Mr. Wallace, for which he received compensation from the Company, were performed during the fiscal year ended May 31, 2006, and accordingly, were treated as an expense in the fiscal year ended May 31, 2006. The services pertain to the integration and continuing evolution of Guano Distributors (PTY) Ltd. into Ecoland International, Inc., and were performed subsequent to the transfer of ownership.

7. We note your response to prior comment nine. Please explain why you used the fair value of the underlying shares to determine the fair value of the options issued to Mr. Wallace. Please refer to SFAS 123.

Response: The Company elected to use the fair value of the underlying shares as the value of the options issued to Mr. Wallace due to two primary factors: a) the Company’s common stock has no market, and no volatility; and b) there have only been two issuances of common stock for cash, and both were completed at $0.20 per share. Due to the lack of volatility, the Black-Scholes Options Pricing Model would yield a nonsensical value for the shares. SFAS 123 makes no mention of a stock with zero volatility. In addition, the parties reached an understanding that the options would be exercised immediately, this eliminating any value fluctuation due to stock volatility over time. Therefore, the Company determined that the most accurate and conservative value for the options is the value of the underlying shares.

8. Please revise your disclosure to clarify, if true, that the shares issued to Mr. Wallace were the result of the exercise of a stock option. Please also revise your presentation of your statement of shareholders’ equity to also refer to the issuance of shares as a result of the exercise of an option rather than as a component of the share issued to founders line item. Please also revise your disclosure in Item 26 - Recent Sales of Unregistered Securities to clarify that the shares were issued as a result of the exercise of an option. Clarify the date the option was issued and the date that it was exercised and the underlying shares were issued.

Response: The Company has revised disclosure so as to more accurately portray the substance of the transaction, which is that Mr. Wallace was issued shares as consideration for: a) the transfer of his ownership of Guano Distributors (PTY) Ltd., and b) services performed pertaining to the integration of continuing evolution of Guano Distributors (PTY) Ltd. into Guano Distributors, Inc. Technically, Mr. Wallace was granted stock options. But the meeting of the minds between the parties was that Mr. Wallace would immediately exercise the options, and that the 20 million shares received would be sufficient consideration for Mr. Wallace’s services and the transfer of his ownership of Guano Distributors (PTY), Ltd., in the aggregate.

Very truly yours,

/s/ David Wallace
David Wallace, Chief Executive Officer and Chief Financial Officer